Exhibit 12.1
TRICO MARINE SERVICES, INC.
Computation of Ratios of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

				Period from	Period from				For the
				January 1, 2005	March 15, 2005				Six Months
				through	through				Ended
	2002(1)	2003(2)	2004(3)	March 14, 2005(4)	December 31, 2005		2006		June 30, 2007
Net income (loss)	$(67,978)	$(164,398	(95,952)	$(61,361)	$20,100		$58,724		19,018
Amortization of capitalized interest	242	262	202	—	—		—		—
Income tax expense (benefit)	14,550	(2,888)	(3,068	1,047	11,264		33,723		12,416
Noncontrolling interest in loss of consolidated subsidiary	—	—	—	—	—		(1,985)		(2,149)

Income (loss) from operations before income taxes	$(53,186)	(167,024)	$(98,818)	$(60,314)	31,364		$90,462		$29,285

Fixed Charges

Interest on long-term debt expensed	$28,432	30,159	$33,405	$1,940	$6,430		$1,286		1,823
Interest on long-term debt capitalized	737	236	—	—	—		320		235
Amortization of deferred financing costs	1,127	977	7,813	50	285		168		356
Estimated portion of rental expense attributable to interest	125	450	526	101	386		580		1,352

Total Fixed Charges	$30,421	$31,822	$41,744	$2,091	$7,101		2,354		3,766

Less:
Interest on long-term debt capitalized	737	236	—	—	—		320		235
Earnings available for fixed charges	$(23,502)	$(135,438)	$(57,074)	$(58,223)	$38,465		$92,496		$32,816

Ratio of earnings to fixed charges	—	—	—	—	5.4	x	39.3	x	8.7	x

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $53.9 million

(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $167.3 million

(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $98.8 million

(4)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $60.3 million